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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards
Tim Buchmiller

Re:	Alpha Tau Medical Ltd. Registration Statement on Form F-1
Filed |April 15, 2022
File No. 333-264306

Ladies and Gentlemen:

On behalf of Alpha Tau Medical (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company filed the above-referenced Registration Statement (the “Registration Statement”) with the Commission on April 15, 2022, as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed on the date hereof. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on April 29, 2022 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 3, 2022

Registration Statement on Form F-1 filed April 15, 2022

Cover Page

1.            Disclose the price that the selling securityholders paid for the ordinary shares being registered for resale.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

2.            Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as pages 3, 7, 9, 10 and 14 of Amendment No. 1.

3.            We note the significant number of redemptions of Class A common stock in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of ordinary shares on this registration statement could have on the public trading price of your ordinary shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as pages 3, 7, 9 and 10 of Amendment No. 1.

Risk Factors, page 9

4.            Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding..

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 10 of Amendment No. 1.

General

5.            In light of the significant number of redemptions and the possibility that the company may not receive significant proceeds from exercises of the warrants if there is a disparity between the exercise price of the warrants and the trading price of the ordinary shares, expand your disclosure in an appropriate location of your prospectus to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

May 3, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as pages 3, 7, 9, 10 and 14 of Amendment No. 1.

* * *

We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1829 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael J. Rosenberg

Michael J. Rosenberg
of LATHAM & WATKINS LLP

cc:	Uzi Sofer, Chief Executive Officer, Alpha Tau Medical Ltd.
Raphi Levy, Chief Financial Officer, Alpha Tau Medical Ltd.
Joshua G. Kiernan, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP Eyal Orgad, Latham & Watkins LLP